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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                 SCHEDULE 14d-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                              OLD STONE CORPORATION
                       (Name of Subject Company (issuer))

                              OLD STONE CORPORATION
                       (Names of Persons Filing Statement)
                               ------------------

COMMON STOCK, PAR VALUE $1.00 PER                680293107 AND 680293305
SHARE AND CUMULATIVE VOTING               (CUSIP Number of Class of Securities)
CONVERTIBLE PREFERRED STOCK, SERIES B,
PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
                               ------------------

                                    COPY TO:
                     LAURA WILKINSON, EDWARDS & ANGELL, LLP
                        ONE FINANCIAL CENTER, 28TH FLOOR
                  PROVIDENCE, RHODE ISLAND 02903 (401) 274-9200

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

  // Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

         The statement relates to the subject company's Common Stock, par value $1.00 per share (the "Common Shares") and its Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares"). The name of the subject company is Old Stone Corporation. The address of its principal executive office is One Financial Center, 24th Floor, Providence, RI 02903. As of May 5, 2003 there were 8,297,046 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the subject company.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the person filing this statement is Old Stone Corporation with a business address of One Financial Center, 24th Floor, Providence, RI 02903. The filing person is the subject company.

         (b) The tender offer to which this statement relates is the Tender Offer Statement pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 filed on Schedule TO by Manticore Properties II, L.P. ("Offeror"). As set forth in the Schedule TO, the principal executive offices of the Offeror are located at 100 East 42nd Street, 18th Floor, New York, NY 10017.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) There are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the subject company or any affiliate thereof and (a) any executive officer or director of the subject company or (b) to the knowledge of the subject company, the Offeror, or the Offeror's executive officers, directors or affiliates.

         (b) This statement is being sent to the subject company's shareholders in a mailing with the Offeror's Tender Offer Statement and other materials in order to save the subject company the cost of a separate mailing. No inference whatsoever concerning the subject company's views on the tender offer should be drawn from this joint mailing (see Item 4).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) The subject company is unable to take a position with respect to the tender offer.

         (b) The reasons for the subject company's inability to take a position are set forth in a letter to shareholders attached hereto as EXHIBIT A and incorporated herein by reference.

         (c) After making reasonable inquiry, the subject company does not know if any executive officer, director, affiliate or subsidiary of the subject company currently intends to tender, sell or hold the Common Shares or Preferred Shares that are held of record or beneficially owned by that person.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         None

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Neither the subject company nor, to the knowledge of the subject company, any executive officer, director, affiliate or subsidiary of the subject company has effected any transaction in the Common Shares or the Preferred Shares in the last 60 days.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) No negotiation is being undertaken or is underway by the subject company in response to the tender offer which relates to or would result in:

         (1) An extraordinary transaction such as a merger or reorganization or liquidation, involving the subject company or any subsidiary of the subject company;

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         (2) A purchase, sale or transfer of a material amount of assets by the subject company or any subsidiary of the subject company;

         (3) A tender offer for or other acquisition of securities by or of the subject company; or

         (4) Any material change in the present indebtedness, capitalization or dividend policy of the subject company.

         (b) There is no transaction, board resolution, agreement in principle, or a signed contract in response to the tender offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or
(4).

ITEM 8.  ADDITIONAL INFORMATION.

         None.

ITEM 9.  EXHIBITS.

         A copy of the recommendation letter which is being sent to security holders in connection with the subject company's recommendation referred to in
Item 4 is attached hereto as EXHIBIT A.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 7, 2003

                                         OLD STONE CORPORATION


                                         By:  /S/ BERNARD V. BUONANNO, JR.
                                         -------------------------------
                                         Name:  Bernard V. Buonanno, Jr.
                                         Its:  Chairman

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                                                                   EXHIBIT A

                              OLD STONE CORPORATION

                        One Financial Center, 24th Floor
                              Providence, RI 02903


                                                      May 7, 2003


Dear Old Stone Corporation Shareholder:

         As you may know, Manticore Properties II, L.P. ("Manticore" or "Offeror") has recently filed a notice of offer to purchase up to 3,813,591 shares of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (representing approximately 46% of our 8,297,046 outstanding Common Shares) not beneficially owned by them or their affiliates, and up to 478,080 shares of our 1,046,914 outstanding shares of Preferred Stock, par value $1.00 per share (representing approximately 46% of the outstanding Preferred Shares) not beneficially owned by them or their affiliates (the "Preferred Shares" and together with the Common Stock, the "Shares"), of Old Stone Corporation with the Securities and Exchange Commission. This letter is being enclosed with the offering materials concerning this tender offer in order to save the Corporation expenses. Inclusion of our materials in this mailing has no bearing whatsoever on our position with respect to the tender offer.

         Old Stone Corporation is required by law to send you this notice indicating its position with respect to the tender offer by Manticore. We wanted to share with you our position on the tender offer and to carry out the legal requirement to explain the reasons for this position. We have filed a Schedule 14d-9 with the Securities and Exchange Commission that contains additional information on the tender offer and our position. A copy of the Schedule 14d-9 is available on the SEC's website at http://www.sec.gov and we urge you to review the Schedule 14d-9 carefully before making a decision with respect to the tender offer.

         As stated in the offering materials, the tender offer is an attempt by the Offeror to place a value on litigation which Old Stone initiated over ten years ago and to relate the ultimate value of that litigation to a stock price today. The tender offer statement was filed with the SEC on May 5, 2003 and includes information about the trading price of the Corporation's Shares through May 2, 2003. Beginning May 5, 2003, our Common Shares and our Preferred Shares have traded at prices closer to the prices being offered by Manticore. Please consult the current price of the Shares in making your decision.

         A more detailed description of the Old Stone case is attached to this letter. As I am sure you are aware, Old Stone Corporation has remained in business since the time of the government's seizure of Old Stone Bank in January, 1993, primarily to prosecute this lawsuit. Our claims arise out of the action the government took in 1989 that wiped out approximately $80 million of the Bank's regulatory capital. Were it not for that event, we believe that the Bank would still be in business today.

         Old Stone has pursued the lawsuit actively, but the government has fought us and other similarly situated companies every step of the way. We have retained experienced and dedicated counsel in Washington, DC who have been working on this case for over ten years - on a contingency fee basis. Recently, after years of delay and inactivity, our case has been assigned to a new judge and that judge appears to be moving the case along in an efficient manner. Notwithstanding this judge's commitment to hearing our case in the near term, it is difficult to predict when our case will be decided and, if successful, what sum if any, we might be awarded.

         We believe we have a compelling case. However, the litigation process is filled with uncertainty. The government has considerably greater resources than we do and has embarked on a strategy of delay and appeal. Because of this uncertainty, we are unable to determine at this time what the ultimate judgment might mean for the value of our Shares today. Consequently, Old Stone Corporation is unable to take a position with respect to this offer.

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         We hope that the background provided in this letter and the attachment regarding our Legal Proceedings will be useful to you in making your own decision.


                                                   Sincerely,

                                                   /s/ Bernard V. Buonanno, Jr.
                                                   -----------------------------
                                                   Bernard V. Buonanno, Jr.
                                                   Chairman


     THIS LETTER AND THE ATTACHMENT CONTAIN FORWARD-LOOKING STATEMENTS
 THAT ARE BASED UPON THE COMPANY'S EXPECTATIONS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS REGARDING THE OUTCOME OF THE LITIGATION AGAINST THE GOVERNMENT, THE TIMING OF ANY DECISION AND AMOUNTS AVAILABLE TO SHAREHOLDERS AS A RESULT OF THAT OUTCOME, AND ARE SUBJECT TO THE FOLLOWING RISKS, AMONG OTHERS, THAT THE COURT WILL NOT AWARD THE COMPANY THE ENTIRE AMOUNT SOUGHT, THAT THE COURT WILL TAKE LONGER THAN EXPECTED IN MAKING ITS DECISION AND THAT THE ULTIMATE AMOUNT AVAILABLE TO SHAREHOLDERS AFTER
      PAYMENT OF COSTS AND EXPENSES MAY BE LESS THAN ANTICIPATED.

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                              Old Stone Corporation

                                Legal Proceedings

         On September 16, 1992, Old Stone Corporation (the "Corporation", "we", "our", "us") and Old Stone Bank, a Federal Savings Bank (the "Bank") initiated a lawsuit against the U.S. Government (the "Government") based upon, among other things, the Government's breach of the contracts by which the Corporation acquired Rhode Island Federal S&L of Providence, Rhode Island and Citizens Federal S&L of Seattle, Washington. The Government breached these contracts following the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). The Government filed an answer to our complaint denying liability and asserting a counterclaim against the Corporation for alleged breach of a net worth maintenance covenant. The Corporation has denied this counterclaim.

         After the Office of Thrift Supervision ("OTS") seized the Bank in January, 1993, the Corporation filed an amended complaint solely in its own name. This amended complaint addressed only the claims of the Corporation, which are separate and distinct from those of the Bank. Subsequently, the Federal Deposit Insurance Corporation ("FDIC") intervened in the case to take over the claims of the Bank and, until recently, was pursuing those claims against the Government. The Corporation has now reached agreement with the FDIC for it to drop its claims against the Government in exchange for our agreement to share 50% of any tax-related recoveries that we obtain in the litigation, and we will now proceed without the FDIC as a co-plaintiff in the case on behalf of the Bank.

         The Corporation's separate claims against the Government allege that, in exchange for our agreements to acquire the two troubled thrifts, the Government, acting through the Federal Home Loan Bank Board ("FHLBB") and the Federal Savings and Loan Insurance Corporation ("FSLIC"), agreed to provide us and the Bank with certain capital credits and supervisory goodwill and to treat these capital credits and supervisory goodwill as regulatory net worth of the Bank, both for the purposes of compliance by the Bank with its regulatory net worth requirements and compliance by the Corporation with its net worth maintenance obligation.

         Following the enactment of FIRREA, the OTS required the Bank to eliminate approximately $80 million of the capital credits and supervisory goodwill from the Bank's regulatory capital. The OTS then required us to raise and contribute additional capital to the Bank. The complaint alleges that these actions by the OTS constituted breaches of contract and caused the Corporation substantial damages. Among other things, we incurred substantial damages in the process of selling off valuable assets and subsidiaries to meet the Government's demands that the Corporation raise and contribute capital to the Bank. The Corporation suffered further damages when the Government seized the Bank and all of its assets. Finally, the Government's breach resulted in the seizure of the Bank.

         Old Stone Corporation's lawsuit is one of about 130 similar cases pending before the U.S. Court of Federal Claims. These cases are collectively referred to as the WINSTAR-related cases.

         In February 1998, Old Stone Corporation filed a motion for partial summary judgment as to liability. The Government filed a cross-motion for summary judgment. In April 2003, a judge of the Court of Federal Claims entered a decision in our favor on our motion for summary judgment on liability, and set a hearing date of June 11, 2003 on our motion for summary judgment on damages. We are seeking $206.3 million in restitution in this summary judgment motion. We also have other claims that may or may not be pursued, depending on the outcome of this motion. If we are successful in whole or in part, any judgment would be subject to appeal by the Government and to the outcome of pending claims by other parties in the WINSTAR litigation that could have an effect on our case. Furthermore, any award could be subject to taxation, and would be subject to amounts owed to our attorneys, advisors and Litigation Management Committee, as well as to the mandatory redemption and other rights of holders of the Corporation's Preferred stock. As such, even if an award is ultimately received by the Corporation, it is not possible to estimate the amount, if any, that might be available to the holders of the Corporation's Preferred stock and to the holders of its Common Stock.

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